FOUR YEAR TERM INSURANCE RIDER

This rider is part of Your policy. It is issued in consideration of the application and payment of its premiums. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date is the same as the Policy Date.

RIDER BENEFIT

This rider provides an additional death benefit in the amount shown on the current Data Pages. We will pay this rider's death benefit to the beneficiary(ies) upon our receipt of proof satisfactory to us that both Insureds died prior to the expiration date of this rider.

PROTECTION PERIOD

This rider provides protection for a limited period of time that ends 4 years after the Policy Date shown on the current Data Pages. This rider cannot be renewed beyond the expiration date shown on the current Data Pages.

TERM INSURANCE PREMIUMS

We have the right to change the current monthly rates, however, any rates payable in subsequent years will never exceed the guaranteed maximum monthly rates shown in the Guaranteed Maximum Four Year Term Insurance Rider Rates shown on the Data Pages.

We will review the current monthly rates annually. Any change We make will be based on Our future expectations of investment earnings, mortality, persistency, and expenses.

CASH VALUE

This rider provides no cash value.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

TERMINATION

This rider terminates on:

1.    The expiration date of this rider shown on the current Data Pages;

2.    Termination of Your policy; or

3. Our receipt of Your Written Request to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the request. We may require that You send Your policy to Our home office to record the cancellation.


                                 Principal (r)      Principal Life
                                    Financial       Insurance Company
                                    Group           Des Moines, Iowa 50392-0001

Chairman and Chief Executive Officer

SF 525